             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                ----------------------------
                        SCHEDULE 13G
                       AMENDMENT NO. 1


Information statement pursuant to Rules 13d-1 and 13d-2
           Under the Securities Exchange Act of 1934

                    EMERITUS CORPORATION
-------------------------------------------------------------
                     (Name of Issuer)

               COMMON STOCK, $.0001 PAR VALUE
-------------------------------------------------------------
               (Title of Class of Securities)

                         291005 10 6
-------------------------------------------------------------
            (CUSIP Number of Class of Securities)




Check the following box if a fee is being paid with this statement. ( )
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

                         Page 1 of 10 Pages
               An Index of Exhibits Appears on Page 10


CUSIP No.         SCHEDULE 13G               Page 2 of 10 Pages
291005 10 6       AMENDMENT NO. 1
------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Daniel R. Baty

     -------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a)  ( )
                                                       (b)  ( )
     -------------------------------------------------------------
3    SEC USE ONLY

     -------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
                   ------------------------------------------------
              5    SOLE VOTING POWER

NUMBER OF          2,981,820(1)
                   ------------------------------------------------
SHARES        6    SHARED VOTING POWER
BENEFICIALLY
OWNED BY           None
                   ------------------------------------------------
EACH          7    SOLE DISPOSITIVE POWER
REPORTING
PERSON             2,981,820(1)
                   ------------------------------------------------
WITH          8    SHARED DISPOSITIVE POWER

                   None
     -------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,981,820(1)
     -------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*   ( )
     -------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     27.1%
     -------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
     IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!

                        Page 2 of 10 Pages
               An Index of Exhibits Appears on Page 10

                     NOTES TO SCHEDULE 13G FOR
                           DANIEL R. BATY

(1) Daniel R. Baty owns 363,820 shares of Common Stock, B.F.P., L.L.C., a Washington limited liability company of which Mr. Baty is the managing member, owns 2,479,400 shares of Common Stock and Columbia Pacific Growth Fund '95, LP, a limited partnership for which B.F.P., L.L.C. is a general partner, owns 138,600 shares. Mr. Baty has sole voting and dispositive power with respect to all such shares, B.F.P., L.L.C. has sole voting and dispositive power with respect to the shares that it owns and Columbia Pacific Growth Fund '95, LP has sole voting and dispositive power with respect to the shares that it owns.













                     Page 3 of 10 Pages
          An Index of Exhibits Appears on Page 10


CUSIP No.         SCHEDULE 13G               Page 4 of 10 Pages
291005 10 6       AMENDMENT NO. 1
------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     B.F.P., L.L.C.

     -------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                       (a)  ( )
                                                       (b)  ( )
     -------------------------------------------------------------
3    SEC USE ONLY

     -------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION
     State of Washington
                   ------------------------------------------------
              5    SOLE VOTING POWER

NUMBER OF          2,618,000(1)
                   ------------------------------------------------
SHARES        6    SHARED VOTING POWER
BENEFICIALLY
OWNED BY           None
                   ------------------------------------------------
EACH          7    SOLE DISPOSITIVE POWER
REPORTING
PERSON             2,618,000(1)
                   ------------------------------------------------
WITH          8    SHARED DISPOSITIVE POWER

                   None
     -------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,618,000(1)
     -------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES*   ( )
     -------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     23.8%
     -------------------------------------------------------------
12   TYPE OF REPORTING PERSON*
     OO


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!

                         Page 4 of 10 Pages
              An Index of Exhibits Appears on Page 10

                   NOTES TO SCHEDULE 13G FOR
                        B.F.P., L.L.C.

(1) Daniel R. Baty owns 363,820 shares of Common Stock, B.F.P., L.L.C., a Washington limited liability company of which Mr.
Baty is the managing member, owns 2,479,400 shares of Common Stock and Columbia Pacific Growth Fund '95, LP, a limited partnership for which B.F.P., L.L.C. is a general partner, owns 138,600 shares. Mr. Baty has sole voting and dispositive power with respect to all such shares, B.F.P., L.L.C. has sole voting and dispositive power with respect to the shares that it owns and Columbia Pacific Growth Fund '95, LP has sole voting and dispositive power with respect to the shares that it owns.






















                 Page 5 of 10 Pages
            An Index of Exhibits Appears on Page 10

Item 1(a).  Name of Issuer.

     This Schedule 13G relates to Emeritus Corporation, a
Washington corporation (the "Company").

Item 1(b).  Address of Issuer's Principal Executive Offices:

     The Company's principal executive offices are located at Suite 500, 3131 Elliott Avenue, Seattle, Washington 98121.

Item 2(a).  Name of Person Filing.

     This Schedule 13G relates to Daniel R. Baty and B.F.P.,
L.L.C.

Item 2(b).  Address of Principal Business Office.

     The business address of Daniel R. Baty is Suite 500, 3131
Elliott Avenue, Seattle, Washington 98121 and the business address of B.F.P., L.L.C. is Suite 500, 3131 Elliott Avenue,
Seattle, Washington 98121.

Item 2(c).  Citizenship.

     Mr. Baty is a United States citizen and B.F.P., L.L.C. is a Washington limited liability company.

Item 2(d).  Title of Class of Securities.

     This Schedule 13G relates to the Company's common stock, $.0001 par value per share (the "Common Stock").

Item 2(e).  CUSIP Number.

     The CUSIP Number for the Company's Common Stock is 291005
10 6.

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

(a)( )Broker or dealer registered under Section 15 of the Act,

(b)( )Bank as defined in Section 3(a)(6) of the Act,

(c)( )Insurance Company as defined in Section 3(a)(19) of the Act,

(d)( )Investment Company registered under Section 8 of the
Investment Company Act,

                  Page 6 of 10 Pages
              An Index of Exhibits Appears on Page 10

(e)( )Investment Advisor registered under Section 203 of the
Investment Advisors Act of 1940,

(f)( )Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
1974 or Endowment Fund,

(g)( )Parent Holding Company, in accordance with Rule 13d-
1(b)(ii)(G),

(h)( )Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

                       Not applicable.

Item 4.  Ownership.

     Daniel R. Baty owns 363,820 shares of Common Stock, B.F.P., L.L.C., a Washington limited liability company of which Mr. Baty is the managing member, owns 2,479,400 shares of Common Stock and Columbia Pacific Growth Fund '95, LP, a limited partnership for which B.F.P., L.L.C. is a general partner, owns 138,600 shares. Mr. Baty has sole voting and dispositive power with respect to all such shares, which constitute 27.1% of the outstanding shares of Common Stock of the Company.

     B.F.P., L.L.C. has sole voting and dispositive power with respect to the 2,479,400 shares that it owns and the 138,600 shares that Columbia Pacific Growth Fund '95, LP owns, which together constitute 23.8% of the outstanding shares of Common Stock of the Company.

Item 5.  Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another
Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
Company.

     Not applicable.

                       Page 7 of 10 Pages

             An Index of Exhibits Appears on Page 10

Item 8.  Identification and Classification of Members of the Group.

     Not applicable.

Item 9.  Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     Not applicable.

                       Page 8 of 10 Pages
            An Index of Exhibits Appears on Page 10

                          SIGNATURE

     The undersigned, after reasonable inquiry and to their best knowledge and belief, hereby certify that the information set forth in this statement is true, complete and correct and agree that this statement is filed on behalf of each of them.

     Dated:     February 14, 1997

                                   /s/ Daniel R. Baty
                             -------------------------------
                                       Daniel R. Baty


                             B.F.P., L.L.C.

                             /s/ Daniel R. Baty
                             -------------------------------
                             By Daniel R. Baty
                             -------------------------------
                             Its Managing Member
                                  -------------------------------

                Page 9 of 10 Pages
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

                    EXHIBIT INDEX

     Statement required by reporting persons pursuant to Rule 13d-1(f)(1) (see signature page).





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